UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SteadyMed Ltd.
(Name of Issuer)
Ordinary Shares, nominal value NIS 0.01 per share
(Title of Class of Securities)
M84920103
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Advisors Israel II Limited OrbiMed Israel GP II, L.P. OrbiMed Capital GP VI LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M84920103

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,952,696 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,952,696 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,696 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 13.9% (2)
14		Type of Reporting Person (See Instructions) IA

(1)          Evidenced by (i) 2,123,098 Shares (as defined below) of SteadyMed Ltd., an Israeli corporation (the “Issuer”) and (ii) 1,829,598 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).  The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons), would beneficially own in excess of 19.95% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants.

(2)          This percentage is calculated based upon 26,572,719 outstanding Shares of the Issuer, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2018, and includes 1,829,598 Warrants.

CUSIP No. M84920103

1		Names of Reporting Persons. OrbiMed Advisors Israel II Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,952,696 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,952,696 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,696 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 13.9% (2)
14		Type of Reporting Person (See Instructions) OO

(1)          Evidenced by (i) 2,123,098 Shares (as defined below) of SteadyMed Ltd., an Israeli corporation (the “Issuer”) and (ii) 1,829,598 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).  The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons), would beneficially own in excess of 19.95% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants.

(2)          This percentage is calculated based upon 26,572,719 outstanding Shares of the Issuer, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2018, and includes 1,829,598 Warrants.

CUSIP No. M84920103

1		Names of Reporting Persons. OrbiMed Israel GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,952,696 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,952,696 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,696 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 13.9% (2)
14		Type of Reporting Person (See Instructions) OO

(1)          Evidenced by (i) 2,123,098 Shares (as defined below) of SteadyMed Ltd., an Israeli corporation (the “Issuer”) and (ii) 1,829,598 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).  The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons), would beneficially own in excess of 19.95% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants.

(2)          This percentage is calculated based upon 26,572,719 outstanding Shares of the Issuer, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2018, and includes 1,829,598 Warrants.

CUSIP No. M84920103

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,952,696 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,952,696 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,696 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 13.9% (2)
14		Type of Reporting Person (See Instructions) OO

(1)          Evidenced by (i) 2,123,098 Shares (as defined below) of SteadyMed Ltd., an Israeli corporation (the “Issuer”) and (ii) 1,829,598 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).  The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons), would beneficially own in excess of 19.95% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants.

(2)          This percentage is calculated based upon 26,572,719 outstanding Shares of the Issuer, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2018, and includes 1,829,598 Warrants.

Item 1.  Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., and OrbiMed Capital GP VI LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2016 with Samuel D. Isaly as an additional reporting person, and amended by Amendment No. 1 thereto filed with the SEC on April 28, 2017 and Amendment No. 2 thereto filed with the SEC on January 26, 2018.  The Statement relates to the ordinary shares, nominal value NIS 0.01 per share (the “Shares”), of SteadyMed Ltd., an Israeli corporation (the “Issuer”), having its principal executive offices located at 5 Oppenheimer Street Rehovot 7670105, Israel. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On April 29, 2018, the Issuer, United Therapeutics Corporation (“United Therapeutics”), and Daniel 24043 Acquisition Corp. Ltd., a wholly-owned subsidiary of United Therapeutics (the “Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger Sub will merge with and into the Issuer, with the Issuer becoming a wholly-owned subsidiary of United Therapeutics and the surviving corporation (the “Merger”).

This Amendment No. 3 is being filed to report that OrbiMed Private Investments VI, L.P. (“OPI VI”) and OrbiMed Israel Partners II, L.P. (“OIP II”) have entered into certain agreements, as described in Item 6 below, in connection with the Merger.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Advisors Israel II Limited (“OrbiMed Limited”), OrbiMed Israel GP II, L.P. (“OrbiMed Israel”), and OrbiMed Capital GP VI LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Limited has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Israel, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Israel has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Limited, OrbiMed Israel and OrbiMed Capital are set forth on Schedules I, II, III and IV, respectively, attached hereto.  Schedules I, II, III and IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 26,572,719 outstanding Shares of the Issuer, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2018.

As of the date of this filing, OIP II, a limited partnership organized under the laws of the Cayman Islands, holds 2,123,098 Shares and 1,829,598 Warrants constituting approximately 13.9% of the issued and outstanding Shares plus the Warrants held by OIP II.  OrbiMed Israel is the sole general partner of OIP II pursuant to the terms of the limited partnership agreement of OIP II, and OrbiMed Limited is the sole general partner of OrbiMed Israel pursuant to the terms of the limited partnership agreement of OrbiMed Israel.  As a result, OrbiMed Israel and OrbiMed Limited share the power to direct the vote and disposition of the Shares held by OIP II, and both OrbiMed Israel and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP II.  OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Carl L. Gordon, Jonathan Silverstein, Nissim Darvish, Anat Naschitz, and Erez Chimovits each of whom disclaims beneficial ownership of the Shares held by OIP II.

As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 2,123,098 Shares and 1,829,598 Warrants constituting approximately 13.9% of the issued and outstanding Shares plus the Warrants held by OPI VI.  OrbiMed Capital is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital.  As a result, OrbiMed Advisors and OrbiMed Capital share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI.  Each of OrbiMed Advisors and OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

(c) The Reporting Persons hve not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Capital is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI.  Pursuant to this agreement and relationship, OrbiMed Capital has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI.  The number of outstanding Shares of the Issuer attributable to OPI VI is 3,952,696. OrbiMed Capital, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 3,952,696 Shares.

OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed Capital have discretionary investment management authority with respect to the assets of OPI VI.  Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPI VI.  The number of outstanding Shares attributable to OPI VI is 3,952,696 Shares.  OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed Capital, may also be considered to hold indirectly 3,952,696 Shares.

OrbiMed Israel is the sole general partner of OIP II pursuant to the terms of the limited partnership agreement of OIP II. OrbiMed Limited is the sole general partner of OrbiMed Israel pursuant to the terms of the limited partnership agreement of OrbiMed Israel.  Pursuant to these agreements and relationships, OrbiMed Israel has discretionary investment management authority with respect to the assets of OIP II and such discretionary investment management authority is exercised through OrbiMed Limited by action of the Committee. Such authority includes the power to vote and otherwise dispose of securities held by OIP II. The number of outstanding Shares of the Issuer attributable to OIP II is 3,952,696.  OrbiMed Israel, as the general partner of OIP II, may be considered to hold indirectly 3,952,696 Shares, and OrbiMed Limited, as the general partner of OrbiMed Israel, may be considered to hold indirectly 3,952,696 Shares.

Voting Agreement

In connection with the Merger, certain shareholders of the Issuer, including OPI VI and OIP II, each entered into a voting agreement with United Therapeutics (the “Voting Agreements”).  The Voting Agreements place certain restrictions on the transfer of Shares held by the respective signatories thereto and include covenants as to the voting of such Shares in favor of approving the transactions contemplated by the Merger Agreement and against any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement or the Merger.

Warrant Amendments

In addition, in connection with the Merger, the Issuer and all holders of outstanding warrants to purchase Shares issued pursuant to subscription agreements dated July 29, 2016 (the “2016 Warrants”) and April 20, 2017 (the “2017 Warrants”), including OPI VI and OIP II, have entered into amendments to such warrants (collectively, the “Warrant Amendments”).  Under the Warrant Amendments, in the event the Merger is consummated by December 31, 2018, Section 5(c) of each of the 2016 Warrants and 2017 Warrants will be null and void, such warrants will not be assumed by United Therapeutics or the Merger Sub, and instead the Warrants will be cancelled and converted into the right to receive $2.33 for each Share issuable upon exercise of a 2017 Warrant and $2.71 for each Share issuable upon exercise of a 2016 Warrant. If the Issuer, United Therapeutics or the Merger Sub agree to pay any holder of a 2016 Warrant or 2017 Warrant consideration that is greater than the consideration payable under the applicable Warrant Amendment, or on terms more favorable in any material respect, then the price payable under the Warrant Amendments, or the terms of the Warrant Amendments, will be automatically adjusted to give the holders thereof the benefit of such greater consideration and/or more favorable terms. The Warrant Amendments will terminate if the Merger is not consummated by December 31, 2018.

The foregoing descriptions of the Voting Agreement and the Warrant Amendments do not purport to be complete and are qualified in their entirety by reference to such documents that are attached as exhibits hereto and are incorporated by reference herein.

In addition, OPI VI and OIP II have agreed with certain holders of 2017 Warrants to purchase an aggregate of 110,000 of such warrants in connection with the consummation of the Merger.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Title
1	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., and OrbiMed Capital GP VI LLC.
2	Form of Voting Agreement (incorporated by reference to Exhibit 2.3 to the Issuer’s Form 8-K (SEC File No. 001-36889), filed with the SEC on April 30, 2018).
3
Form of Warrant Amendment, by and between SteadyMed Ltd. and the warrantholders of SteadyMed Ltd., with respect to 2016 Warrants (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-36889), filed with the SEC on April 30, 2018).

4
Form of Warrant Amendment, by and between SteadyMed Ltd. and the warrantholders of SteadyMed Ltd., with respect to 2017 Warrants (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-36889), filed with the SEC on April 30, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2018	ORBIMED ADVISORS LLC

	By:	/s/ Jonathan T. Silverstein
Name: Jonathan T. Silverstein
Title: Member of OrbiMed Advisors LLC

	By:	/s/ Sven H. Borho
Name: Sven H. Borho Title: Member of OrbiMed Advisors LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED ADVISORS ISRAEL II LIMITED

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ISRAEL GP II, L.P.

	By:	ORBIMED ADVISORS ISRAEL II LIMITED, its general partner

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Jonathan T. Silverstein
Name: Jonathan T. Silverstein
Title: Member of OrbiMed Advisors LLC

	By:	/s/ Sven H. Borho
Sven H. Borho
Member of OrbiMed Advisors LLC

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Israel II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors Israel II Limited

Jonathan T. Silverstein	Director	Director OrbiMed Advisors Israel II Limited

Nissim Darvish Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited

SCHEDULE III

The business and operations of OrbiMed Israel GP II, L.P. are managed by the executive officers and directors of its sole general partner, OrbiMed Advisors Israel II Limited, set forth on Schedule II attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., and OrbiMed Capital GP VI LLC.
2.	Form of Voting Agreement (incorporated by reference to Exhibit 2.3 to the Issuer’s Form 8-K (SEC File No. 001-36889), filed with the SEC on April 30, 2018).
3.
Form of Warrant Amendment, by and between SteadyMed Ltd. and the warrantholders of SteadyMed Ltd., with respect to 2016 Warrants (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-36889), filed with the SEC on April 30, 2018).

4.
Form of Warrant Amendment, by and between SteadyMed Ltd. and the warrantholders of SteadyMed Ltd., with respect to 2017 Warrants (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-36889), filed with the SEC on April 30, 2018).